40-8F-M

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one):

          [X] Merger

          [ ] Liquidation

          [ ] Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2. Name of fund:

          Templeton Variable Products Series Fund (the "Fund")
               (including the following series: Franklin Large Cap Growth Investments Fund, Franklin Small Cap Investments Fund, Mutual Shares Investments Fund, Templeton Asset Allocation Fund, Templeton Bond Fund, Templeton Developing Markets Fund, Templeton International Fund, Franklin S&P 500 Index Fund and Templeton Stock Fund (each a "Series and collectively, the "Series"))

     3. Securities and Exchange Commission File No.:

               811-5479

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X] Initial Application       [ ] Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

               500 East Broward Boulevard,  Suite 2100
               Fort Lauderdale,  Florida 33394-3091

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

               Kevin M. Kirchoff
               Senior Corporate Counsel
               Franklin Templeton Investments
               Legal SM901/7
               777 Mariners Island Boulevard
               San Mateo, California  94404-1585
               Telephone:  1-650-525-8050

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

               Franklin Templeton Services, Inc.
               500 East Broward Boulevard
               Fort Lauderdale, Florida  33394-3091
               Telephone:  (954) 527-7500

                            and

               Franklin/Templeton Investor Services, Inc.
               100 Fountain Parkway
               St. Petersburg, Florida  33716-1205.
               Telephone:  (727) 299-8712

          NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

     8. Classification of fund (check only one):

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X] Open-end                  [ ] Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware Massachusetts):

          The Fund is a business trust organized under the laws of the Commonwealth of Massachusetts.

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          i) Templeton Asset Management Ltd.
             formerly known as Templeton Investment
             Management (Singapore) Pte Ltd.
             7 Tamasek Blvd., 38-03 Suntec Tower One, Singapore, 038987 (Investment adviser for the following Series: Templeton
              Developing Markets Fund)

          ii) Templeton Investment Counsel, Inc.
              Broward Financial Centre, Suite 2100
              Fort Lauderdale, Florida 33394
              (Investment adviser or sub-adviser for the following Series:
              Templeton Asset Allocation Fund, Templeton Bond Fund, Templeton International Fund, Templeton Stock Fund and Franklin Strategic Income Investments Fund (sub-adviser))

          iii) Franklin Mutual Advisers, LLC
               51 John F. Kennedy Parkway
               Short Hills, New Jersey  07078
               (Investment adviser for the following Series: Mutual Shares Fund)

          iv)  Franklin  Advisers,  Inc.
               777  Mariners  Island Blvd.
               San Mateo, California 94403-7777
               (Investment adviser for the following Series: Franklin Large Cap Growth Investments Fund, Franklin Small Cap Fund, Franklin S&P Index Fund and Franklin Strategic Income Investments Fund)

          v) State Street Global Advisors, a division of State Street Bank and Trust Company
              Two International Place
              Boston, Massachusetts 02110
             (Sub-adviser to the following Series:  Franklin S&P 500 Index Fund

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

               Franklin/Templeton  Distributors,  Inc.
               777 Mariners Island Blvd.
               San Mateo, California 94403-7777

     13. If the fund is a unit investment trust ("UIT") provide:

               N/A

         (a) Depositor's name(s) and address(es):
         (b) Trustee's  name  and  address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [X] Yes             [ ] No

          If Yes, for each UIT state:



          Name of Insurance Company
          Separate Account                   File No.               Business Address
          ---------------------------------- ----------------- ----------------------------------------
          Allianz Life Variable              811-09865             1750 Hennepin Avenue
          Account A                                                Minneapolis, MN  55403

          Allianz Life Variable              811-05618             1750 Hennepin Avenue
          Account B                                                Minneapolis, MN  55403

          COVA Variable Annuity              811-07060             One Tower Lane
          Account Five                                             Suite 3000
                                                                   Oakbrook Terrace, IL  60181

          COVA Variable Life                 811-08433             One Tower Lane
          Account Five                                             Suite 3000
                                                                   Oakbrook Terrace, IL  60181

          CUNA Mutual Life                   811-08260             2000 Heritage Way
          Variable Annuity                                         Waverly, IA  50677
          Account

         CUNA Mutual Life                    811-03915             2000 Heritage Way
         Variable Account                                          Waverly, IA  50677

         Glenbrook Life & Annuity Co         811-07351             3100 Sanders Road
         Separate Account A                                        Northbrook, IL  60062

         Glenbrook Life & Annuity Co         811-07351             3100 Sanders Road
         Separate Account                                          Northbrook, IL  60062

         Hartford Life and Annuity           811-9295              200 Hopmeadow Street
         Insurance Company Separate                                Simsbury, CT  06089
         Account Seven

         Hartford Life Insurance Company     811-04972             200 Hopmeadow Street
         Separate Account Seven                                    Simsbury, CT  06089

         IDS Life Variable Account 10        811-07355             IDS Tower 10
                                                                   Minneapolis, MN  55440

         IDS Life Of New York Flexible       811-07623             20 Madison Avenue Extension
         Portfolio Annuity Account                                 Albany, NY  12203

         JPF Separate Account A Of           811-04160             One Granite Place
         Jefferson Pilot Financial Ins.                            P.O. Box 515
              Co.                                                  Concord, NH  03302

         JPF Separate Account C Of           811-08230             One Granite Place
         Jefferson Pilot Financial Ins.                            P.O. Box 515
           Co.                                                     Concord, NH  03302

         Minnesota Life Variable Life        811-4585              400 Robert Street North
         Account                                                   St. Paul, MN  55101

         Phoenix Home Life Variable          811-03488             One American Row
         Accumulation Account                                      Hartford, CT  06115

         Pruco Life Flexible Premium         811-07325             213 Washington Street
         Variable Annuity Account                                  Newark, NJ  07102

         Pruco Life Insurance Co. Of New     811-07975             213 Washington Street
         Jersey Flexible Premium Variable                          Newark, NJ  07102
         Annuity Account

         The Variable Annuity Life           811-03240            2929 Allen Parkway
         Insurance Company                                        Houston, TX  77019

         Travelers Fund U For Variable       811-03575            1 Tower Square
         Annuities                                                Hartford, CT  06183

         Carillon Life Account               811-09076            P.O. Box 40888
                                                                  1876 Waycross Road
                                                                  Cincinnati, OH  45240

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes        [ ] No

          If Yes, state the date on which the board vote took place:

               October 21, 1999

          If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes [ ] No

          If Yes, state the date on which the shareholder vote took place:

               February 8, 2000

          If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes   [ ] No

         On February 8, 2000, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Agreement and Plan") between the Fund, on behalf of its Series and Franklin Templeton Variable Insurance Products Trust (the "Trust"), on behalf of its series (the "Acquiring Series"). Pursuant to the Agreement and Plan, all of the assets of each Series were transferred to a corresponding Acquiring Series, in exchange solely for shares of the specified classes of the corresponding Acquiring Series and the assumption by each Acquiring Series of the liabilities of each corresponding Series. On September 23, 1999, Class 1 shares of each Acquiring Series were distributed to the shareholders of the Class 1 shares of the corresponding Series. Class 2 shares of each Acquiring Series were distributed to the shareholders of the Class 2 shares of the corresponding Series and Class 3 shares of the Franklin S&P 500 Index Fund were distributed to the shareholders of the Class 3 shares of the corresponding Series. Each Series is named below next to its corresponding Acquiring Series:



                        SERIES                                   ACQUIRING SERIES
     -----------------------------------------------------------------------------------------------
         Franklin Large Cap Growth Investments Fund    Franklin Large Cap Growth Securities Fund
         Franklin Small Cap Investments Fund           Franklin Small Cap Fund
         Mutual Shares Investments Fund                Mutual Shares Securities Fund
         Templeton Asset Allocation Fund               Templeton Global Asset Allocation Fund
         Templeton Bond Fund                           Templeton Global Income Securities Fund
         Templeton Developing Markets Fund             Templeton Developing Markets Equity Fund
         Templeton International Fund                  Templeton International Equity Fund
         Templeton Stock Fund                          Templeton Global Growth Fund
         Franklin S&P 500 Index Fund                   Franklin S&P 500 Index Fund
         Franklin Strategic Income Investments Fund    Franklin Strategic Income Securities Fund

          (a) If Yes, list the date(s) on which the fund made those distributions:

                  May 1, 2000

          (b) Were the distributions made on the basis of net assets?

               [X] Yes   [ ] No

          (c) Were the distributions made pro rata based on share ownership?

               [X] Yes   [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The exchange ratio used for each class of each Series of the Fund is listed below:

                                     SERIES                                EXCHANGE RATIO
          ------------------------------------------------------------- ----------------------
          Franklin Large Cap Growth Investments Fund - Class 1 Shares           0.788
          Franklin Large Cap Growth Investments Fund - Class 2 Shares           1.000
          Franklin Small Cap Investments Fund - Class 1 Shares                  0.608
          Franklin Small Cap Investments Fund - Class 2 Shares                  0.608
          Mutual Shares Investments Fund - Class 1 Shares                       0.824
          Mutual Shares Investments Fund - Class 2 Shares                       0.823
          Templeton Asset Allocation Fund - Class 1 Shares                      1.650
          Templeton Asset Allocation Fund - Class 2 Shares                      1.649
          Templeton Bond Fund - Class 1 Shares                                  0.861
          Templeton  Bond  Fund -  Class 2  Shares                              0.863
          Templeton Developing Markets Fund - Class 1 Shares                    0.716
          Templeton Developing Markets Fund - Class 2 Shares                    0.715
          Templeton International Fund - Class 1 Shares                         1.540
          Templeton International Fund - Class 2 Shares                         1.540
          Templeton Stock Fund - Class 1 Shares                                 1.496
          Templeton Stock Fund - Class 2 Shares                                 1.494
          Franklin S&P 500 Index Fund - Class 1 Shares                          1.000
          Franklin S&P 500 Index Fund - Class 2 Shares                          1.000
          Franklin S&P 500 Index Fund - Class 3 Shares                          1.000
          Franklin Strategic Income Investments Fund - Class 1 Shares            1.000
          Franklin Strategic Income Investments Fund - Class 2 Shares            1.000

          The exchange ratio for each class of each Series listed above was calculated by dividing each of the Series' net asset value per share attributable to that class by the net asset value per share of the same class of the corresponding Acquiring Series, as of the normal close of business of the New York Stock Exchange on May 1, 2000, the closing date of the merger.

     (e) Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes         [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17. Closed-end funds only:

          Has the fund issued senior securities?

          [ ] Yes [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

          Yes [X] No [ ]

          See answer to item 16.

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes [ X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ] Yes [ X] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

               [ ] Yes   [ ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               [ ] Yes [X] No

          If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22. (a) List the expenses incurred in connection with the Merger or
             Liquidation:

          (i)  Legal expenses:

               $190,993

          (ii) Accounting expenses:

               $40,000

          (iii) Other expenses (list and identify separately):

                Printing and Mailing:              $678,076
                Tabulation:                        $366,841

          (iv) Total expenses (sum of lines (i)-(iii) above):

               $1,275,910

          (b) How were those expenses allocated?

          Expenses were allocated: (1) 50% to the affected series of Templeton Variable Products Series Fund and of Franklin Templeton Variable Insurance Products Trust (the "Trusts"), allocated proportionately between those series on the basis of their net assets; and (2) 50% to the Trusts' investment advisers--Franklin Advisers, Inc., Franklin Mutual Advisers, LLC, Templeton Investment Counsel, Inc., Templeton Global Advisors Limited, and Templeton Asset Management Ltd.--allocated proportionately between them on the basis of the net assets of the affected series for which they served as investment adviser.


          (c) Who paid those expenses?

               Franklin Advisers, Inc.                    176,294

               Templeton Investment Counsel, Inc.         335,785

               Templeton Asset Management Ltd.             57,798

               Templeton Global Advisors Limited           21,305

               Franklin Mutual Advisers, LLC               44,773

               Franklin Templeton Variable Insurance
               Products Trust                             334,974

               Templeton Variable Products
               Series Fund                                302,981
                                                        ----------
                    Total:                             $1,275,910


          (d) How did the fund pay for unamortized expenses (if any)?

                    N/A

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

     24. Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes [X] No

          If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

     26. (a) State the name of the fund surviving the Merger:

                    Franklin Templeton Variable Insurance Products Trust

          (b) State the Investment Company Act file number of the fund surviving the Merger:

                    811-5583

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    File No. 33-23493
                    Form N-14
                    Date of Filing: November 3, 1999

          Pursuant to Rule 0-4 under the Investment Company Act of 1940, the Applicant, Templeton Variable Products Series Fund, hereby incorporates by reference into this Form N-8F its filing on Form N-14, filed November 3, 1999, File No. 33-23493.

          (d) If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.

                    N/A






                                  VERIFICATION

The undersigned states that:

  (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Templeton Variable Products Series Fund;

 (ii) she is the Assistant Secretary of Templeton Variable Products Series Fund; and

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.




                                          /s/KAREN L. SKIDMORE
                                         -------------------------------
                                         Karen L. Skidmore